FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenue		
Commission income	$ 859,130	
Other income	198,609	
Interest income	6,738	
Investment net gains - equities	8,973	
Total revenue		$ 1,073,450
Expenses		
Compensation and related benefits	1,030,228	
Brokerage, exchange and clearance fees	165,949	
General and administrative	414,314	
Depreciation	2,802	
Interest	389	
Total expenses		1,613,682
Loss before provision for income taxes		(540,232)
Provision for income taxes		5,556
Net Loss		$ (545,788)

The accompanying notes are an integral part of these financial statements.